March 29, 2017

VIA EDGAR
Mr. Terence O’Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-7010

Re:     Actuant Corporation
Comment Letter dated March 20, 2017
Form 10-K for Fiscal Year Ended August 31, 2016 - Filed October 28, 2016
File No. 1-11288

Dear Mr. O’Brien:

Actuant Corporation, a Wisconsin corporation (the “Company”), hereby submits the following responses to the comments in your letter dated March 20, 2017 (the “Comment Letter”) with respect to the above referenced filing. For convenience, each of the Staff’s comments are reprinted below in bold italics, followed by our responses.

Form 10-K for Fiscal Year Ended August 31, 2016

Financial Statements, page 27

Note 1- Summary of Significant Accounting Policies, page 34

Restructuring, page 35

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We have read your response to prior comment 3 in our letter to you dated February 9, 2017. In addition to the other information you will provide about your restructuring activities, please confirm that you will also quantify the anticipated cost savings at the segment level.

Response: We confirm the additional restructuring-related disclosures we described in our original response to comment #3 will also include quantification of the restructuring cost savings at the segment level. All such additional disclosures will be included starting with our Form 10-Q for the fiscal quarter ended February 28, 2017 to be filed with the SEC on or before April 10, 2017.

Note 10 - Income Taxes

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We have read your response to prior comment 5. Please expand your disclosures in MD&A to separately quantify the amount by which your effective tax rate was impacted by material factors. For example, please disclose the percentage by which your effective tax rate was impacted due to earnings in foreign jurisdictions. Please also disclose the following in regards to your tax planning strategies:

•	Quantify the impact of tax planning strategies on your effective tax rate

•	Disclose the nature of these tax strategies; and

•	Disclose whether there are any known factors that may impact your ability to use these same tax planning strategies to generate similar amounts of tax benefits in future periods.

See Sections 501.02 and 501.14 of the Financial Reporting Codification for guidance.

Response: Beginning with our Form 10-Q for the fiscal quarter ended February 28, 2017, we will quantify in our disclosures the amount(s) by which material factors influence our effective tax rate. Additionally, specific to the topic of tax planning and to the extent relevant, we will quantify and disclose the nature of tax planning strategies, including commentary about factors that may impact our ability to utilize these same tax planning strategies in future periods.

For example, within our Form 10-Q for the fiscal quarter ended February 28, 2017, we will include disclosure consistent with the following language:

“Both the current and prior year effective income tax rates were impacted by the proportion of earnings in foreign jurisdictions with income tax rates lower than the US federal income tax rate and the amount of income tax benefits from tax planning initiatives. The Company's earnings (loss) before income taxes were made up of 85% of earnings from foreign jurisdictions in both fiscal 2017 and 2016. This foreign income tax rate differential had the effect of reducing the effective income tax rate from the 35% U.S. statutory tax rate by 21.2% and by 19.6%, in fiscal 2017 and 2016, respectively, excluding the second quarter fiscal 2016 impairment charge. In addition, the recognition of income tax planning benefits resulting from certain losses from prior years for which no income tax benefit was previously recognized resulted in a 19.4% reduction from the 35% U.S. statutory tax rate for fiscal 2017. Income tax planning benefits related to certain foreign currency gains and losses recognized for tax purposes resulted in a 10.1% reduction from the 35% U.S. statutory tax rate for fiscal 2016, excluding the impairment charge. The tax benefits related to these tax planning initiatives are not expected to repeat in future periods due to certain tax attributes that are no longer available and subsequent changes in relevant tax laws.”

We appreciate your feedback and continuously strive to improve our financial reporting. Should you have any questions on our response, please contact me directly at 262-293-1777, or Robert Wrocklage, Corporate Controller, at 262-293-1612.

Very truly yours,

/s/ Rick T. Dillon

Rick T. Dillon
Executive Vice President and Chief Financial Officer